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                              August 26, 2022

       Jonathan C. Ricker
       Chief Executive Officer and Chairman
       MASS MEGAWATTS WIND POWER INC
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: MASS MEGAWATTS WIND
POWER INC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 19,
2022
                                                            File No. 024-11949

       Dear Mr. Ricker:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed August 19, 2022

       Cover Page

   1. We note your response to prior comment 1, which indicates that you are utilizing the
                                                        Offering Circular
disclosure format. Please revise to specifically disclose this on your cover page. Refer to
Part II (a)(1)(ii) of Form 1-A.
       SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT, page 31

   2. Please update the beneficial ownership table as of the most recent practicable date. Refer to Part II, Item 12(a)
of Form 1-A.
 Jonathan C. Ricker
FirstName LastNameJonathan
                       WIND C. Ricker INC
MASS MEGAWATTS              POWER
Comapany
August 26, NameMASS
           2022        MEGAWATTS WIND POWER INC
August
Page 2 26, 2022 Page 2
FirstName LastName
      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      William Eilers